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                                                                   EXHIBIT 99.3

                                 [REXENE LOGO]

                                                         CONTACT: Neil J. Devroy
                                                                  (214) 450-9101


              REXENE REJECTS SECOND UNSOLICITED HUNTSMAN PROPOSAL

Dallas, TX -- August 5, 1996 -- Rexene Corporation (NYSE: RXN) announced today that its Board of Directors has reviewed Huntsman Corporation's unsolicited proposal to acquire all the outstanding common stock of Rexene for $15 per share and unanimously rejected it as not in the best interest of the company's stockholders.

Andrew J. Smith, Chairman and CEO for Rexene Corporation, said, "After a thorough evaluation with the assistance of our financial advisors, the Board firmly believes that we will generate increased value to our stockholders by continuing to expand and strengthen our business -- largely by focusing our flexible manufacturing capabilities on meeting our customers' specific needs. Our strategic investment program, which is adding approximately 350 million pounds of annual capacity through 1998, is targeted to achieve profitable growth for our specialty businesses by providing a broader range of material solutions for our customers.

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"We believe that this additional capacity, coupled with our ongoing actions to expand our global market opportunities, reduce our manufacturing costs and improve margins, will yield significantly enhanced stockholder value," Mr. Smith said. "Indeed, Rexene's earnings increased 15 percent for the second quarter of 1996 compared with the first quarter. This improvement reflected the realization of price increases in our largest business, polyethylene. An additional price increase has been announced for polyethylene for September 1, as well as price increases in our polypropylene and film businesses.

"We intend to continue to devote our full energies and attention to making Rexene one of the strongest competitors in our industry and ensuring that our stockholders receive full value for their investment in Rexene," Mr. Smith said.

Rexene Corporation, through its Rexene Products and CT Film divisions, manufactures thermoplastic resins and plastic film. Headquartered in Dallas, Texas, the Company has manufacturing facilities in Texas, Wisconsin, Georgia, Delaware, Utah and England.